[redacted]

10028475

BB 3/6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34889

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAINE SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 MONUMENT SQUARE
(No. and Street)

PORTLAND (City) MAINE (State) 04101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley C. McCurtain (207) 775-0800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BLAKE, HURLEY, MCCALLUM & CONLEY, LLC
(Name – *if individual, state last, first, middle name*)

344 MAIN STREET (Address) WESTBROOK (City) MAINE (State) 04092 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 3 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/11

OATH OR AFFIRMATION

I, Bradley C. McCurtain, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maine Securities Corporation, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Bradley C McCurtain
Signature

President
Title

Notary Public

LIBBY R. JOHNSON
NOTARY PUBLIC
MAINE
My Commission Expires Oct. 4, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Blake Hurley McCallum & Conley, LLC · Certified Public Accountants
344 Main Street, Westbrook, Maine 04092 (207) 854-2115/Fax 854-2118

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Maine Securities Corporation

We have audited the accompanying statements of financial condition of Maine Securities Corporation as of December 31, 2009 and 2008 and the related statements of operations and retained earnings (accumulated deficit) and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maine Securities Corporation as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I, II, and III, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blake Hurley McCallum & Conley LLC

Westbrook, Maine
February 23, 2010

MAINE SECURITIES CORPORATION

Statements of Financial Condition

December 31, 2009 and 2008

ASSETS

	2009	2008
Cash and cash equivalents		
Cash	$ 6,839	$ 5
Money market accounts	61,469	108,075
	68,308	108,080
Deposit with clearing organization	25,002	25,008
Marketable securities owned, at market value	200,327	160,612
Commissions and other receivables	295	213
Prepaid expenses	4,752	4,098
	5,047	4,311
Equipment		
Office equipment and furniture	21,852	21,452
Less accumulated depreciation	(19,891)	(18,534)
	1,961	2,918
Deferred tax asset	47,800	43,300
	$ 348,445	$ 344,229

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2008
Accounts payable and accrued expenses	$ 17,157	$ 8,344
Due to sole stockholder	69,571	76,234
Deferred tax liability	3,600	500
Total liabilities	90,328	85,078
Stockholder's equity		
Common stock, of $1 par value, authorized 100,000 shares, issued 100 shares	100	100
Additional paid-in capital	339,553	339,553
Accumulated deficit	(81,536)	(80,502)
Total stockholder's equity	258,117	259,151
	$ 348,445	$ 344,229

The accompanying notes are an integral part of these financial statements.

Statements of Operations and Retained Earnings (Accumulated Deficit)

Years Ended December 31, 2009 and 2008

	2009	2008
Revenues		
Commissions and other revenue	$ 70,410	$ 94,313
Change in net unrealized gains (losses) on securities owned	37,088	(144,050)
Realized gains on sales of securities owned	39	1,187
Interest and dividend income	3,698	7,535
Miscellaneous income	-	246
Total revenues	111,235	(40,769)
Expenses		
Salaries and employee benefits	55,531	54,908
Office and development expenses	39,957	37,736
Commission expense	4,280	8,220
Professional and regulatory fees	12,544	13,225
Depreciation expense	1,357	1,216
Total expenses	113,669	115,305
Loss before income taxes	(2,434)	(156,074)
Income tax benefit	(1,400)	(44,700)
Net loss	(1,034)	(111,374)
Retained earnings (accumulated deficit), beginning of year	(80,502)	30,872
Accumulated deficit, end of year	$ (81,536)	$ (80,502)

The accompanying notes are an integral part of these financial statements.

MAINE SECURITIES CORPORATION

Statements of Cash Flows

Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net loss	$ (1,034)	$ (111,374)
Adjustments to reconcile net loss to net cash (used) provided by operating activities		
Depreciation expense	1,357	1,216
Net change (gains) losses in securities owned	(37,088)	144,050
Realized gains on securities owned	(39)	(1,187)
Net change in deferred taxes	(1,400)	(44,700)
Decrease in deposit with clearing organization	6	75
Decrease (increase) in commissions and other receivables	(82)	735
Decrease (increase) in prepaid expenses	(654)	1,112
Decrease in receivable from related party	-	2,519
Increase (decrease) in accounts payable and accrued expenses	8,813	(476)
Decrease in due to sole stockholder	(6,663)	(18,308)
Net cash used by operating activities	(36,784)	(26,338)
Cash flows from investing activities		
Purchases of office equipment and furniture	(400)	(1,366)
Purchases of securities owned	(4,330)	(18,250)
Proceeds from sales of securities owned	1,742	28,460
Net cash provided (used) by financing activities	(2,988)	8,844
Net decrease in cash and cash equivalents	(39,772)	(17,494)
Cash and cash equivalents, beginning of year	108,080	125,574
Cash and cash equivalents, end of year	$ 68,308	$ 108,080

Supplemental information

There were no cash payments for interest or income taxes during the years presented.

The accompanying notes are an integral part of these financial statements.

Nature of Operations

The Company is a Maine corporation formed for the purpose of acting as a full service investment securities broker/dealer and syndication firm as a member of the Financial Industry Regulatory Authority (FINRA). The Company also does business as a Registered Investment Advisor and also as a licensed Life and Health insurance agency. The activities of all these operations are included in these financial statements.

The Company introduces customers to independent clearing brokers on a fully disclosed basis. Those customer accounts are held and maintained by the clearing broker. The Company also submits many of its mutual fund accounts directly to the funds on an "application way" basis. In such instances those accounts are held by the respective mutual fund companies. From time to time the Company also raises capital for local businesses through private placements. Customers of the Company's private placements usually are not introduced to the clearing firm. There were no private placement activities in 2009 and 2008.

1. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains cash in money market accounts. These amounts are not insured. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on cash and cash equivalents. All liquid investments with an original maturity of three months or less are considered cash equivalents.

Securities Owned

Securities owned consist of marketable securities. Marketable securities consist of equity securities and mutual funds, which are carried at market value. At December 31, 2009 and 2008, equity securities and mutual funds with a cost of $189,259 and $186,632, respectively, comprised the marketable securities account.

1. Summary of Significant Accounting Policies (Concluded)

Equipment

Office equipment and furniture is depreciated using the straight-line method over the estimated useful lives of five years.

Income Taxes

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and a ratio of aggregate indebtedness to net capital, as defined, not to exceed 15 to 1. At December 31, 2009, the Company's ratio of aggregate indebtedness was 1.83 to 1 and its net capital, required net capital and excess net capital as defined by Rule 15c3-1 were as follows:

Net capital	$ 158,460
Required net capital	50,000
Excess net capital	$ 108,460

3. Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statements of financial condition at market or fair values, or at carrying amounts that approximates fair values because of short maturity of the instruments.

4. Income Taxes

Income tax expense (benefit) in 2009 and 2008 differs from amounts computed by applying the Federal statutory rates to loss before income taxes for the following reasons:

	2009	2008
Tax expense (benefit) at statutory rates	$ (1,000)	$ (62,300)
Effect of graduated tax rates	400	6,900
Effect of permanent differences	(900)	1,700
State income taxes, net of federal income tax benefit	100	9,000
	$ (1,400)	$ (44,700)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2009 and 2008 are as follows:

	2009	2008
Deferred tax assets		
Federal net operating loss carryforward	$ 34,400	$ 24,000
State net operating loss carryforward	7,600	6,000
Investment securities bases difference	-	7,700
Other	5,800	5,600
Net deferred tax assets	47,800	43,300
Deferred tax liabilities		
Furniture and equipment	(300)	(500)
Investment securities bases difference	(3,300)	-
Total gross deferred tax liabilities	(3,600)	(500)
Net deferred tax asset	$ 44,200	$ 42,800

Management believes it is more likely than not that the net deferred tax assets will be realized through taxable income generated in future years or by off-setting deferred tax liabilities.

At December 31, 2009, the Company has available approximately $153,000 in net operating loss carryforwards for tax purposes which expire at various dates from 2021 through 2029.

5. Rent

The Company leases its office space from the sole stockholder of the Company. The lease is on a month-to-month basis with no formal agreement. Rent expense under this arrangement was $12,000 in 2009 and 2008.

6. Subsequent Events

Management has evaluated subsequent events through February 23, 2010, the date on which the financial statements were available to be issued.

MAINE SECURITIES CORPORATION

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2009

Total stockholder's equity qualified for net capital	$ 258,117
Deduct nonallowable assets:	
Interest on deposit with clearing organization	2
Prepaid expenses	4,752
Furniture and equipment	1,961
Unsecured customer debits	15
Deferred tax asset	47,800
Securities haircuts	45,127
Total deductions	99,657
Net capital	$ 158,460

Reconciliation with Company's Computation (Included in Part IIA of Form X-17A-5 as of December 31, 2009)

Net capital per Company's computation in Part IIA (Unaudited) Focus Report	$ 162,861
Routine audit adjustments	(4,381)
Differences in securities haircuts	(5)
Differences in nonallowable assets	(15)
Net capital per above	$ 158,460

MAINE SECURITIES CORPORATION

Schedule II

Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3

December 31, 2009

The provisions of this rule are not applicable to Maine Securities Corporation pursuant to Rule 15c3-3, paragraph (k)(2)(ii). Maine Securities Corporation is an introducing broker/dealer, which neither receives nor holds customer funds or securities and clears all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer.

MAINE SECURITIES CORPORATION

Schedule III

Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3

December 31, 2009

The provisions of this rule are not applicable to Maine Securities Corporation pursuant to Rule 15c3-3, paragraph (k)(2)(ii). Maine Securities Corporation is an introducing broker/dealer, which neither receives nor holds customer funds or securities and clears all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer.

Blake Hurley McCallum & Conley, LLC · Certified Public Accountants
344 Main Street, Westbrook, Maine 04092 (207) 854-2115/Fax (207) 854-2118

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
Maine Securities Corporation

In planning and performing our audit of the financial statements of Maine Securities Corporation as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System,

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Stockholder
Maine Securities Corporation

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended for and should not be used by anyone other than these specified parties.

Blake Hurley McCallum & Conley, PA

Westbrook, Maine
February 23, 2010

MAINE SECURITIES CORPORATION

FINANCIAL STATEMENTS
and
SUPPLEMENTARY INFORMATION

December 31, 2009 and 2008

With Independent Auditors' Report

BLAKE HURLEY MCCALLUM & CONLEY, LLC

CERTIFIED PUBLIC ACCOUNTANTS